1616 S Voss, Suite 725

Houston, TX 77057

303-993-3200

September 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Attn: Cheryl Brown

Washington D.C. 20549

Phone: (202) 551-3905

Re:	U.S. Energy Corp.
Registration Statement on Form S-3
Filed September 2, 2022
File No. 333-267286

Acceleration Request

Request Date: Thursday, September 15, 2022

Request Time: 2:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Energy Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Thursday, September 15, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Ryan L. Smith
Chief Executive Officer